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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------


                             (Amendment No. 2)

                      Ground Round Restaurants, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-10-8
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

       George H. MacLean, Senior Vice President and General Counsel,
                        USI American Holdings, Inc.
     101 Wood Avenue South, Iselin, New Jersey  08830 (908) 767-0700
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              August 25, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
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 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    U.S. INDUSTRIES, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
                  8   SHARED VOTING POWER:     4,320,000 (includes
  BENEFICIALLY                                 640,000 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
                 10   SHARED DISPOSITIVE       4,320,000 (includes
   PERSON WITH        POWER:                   640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,320,000 (includes
           OWNED BY REPORTING PERSON:          640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.7%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    USI AMERICAN HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  BK

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
                  8   SHARED VOTING POWER:     4,320,000 (includes
  BENEFICIALLY                                 640,000 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
                 10   SHARED DISPOSITIVE       4,320,000 (includes
   PERSON WITH        POWER:                   640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,320,000 (includes
           OWNED BY REPORTING PERSON:          640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.7%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    JACUZZI INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  AF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
                  8   SHARED VOTING POWER:     4,320,000 (includes
  BENEFICIALLY                                 640,000 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
                 10   SHARED DISPOSITIVE       4,320,000 (includes
   PERSON WITH        POWER:                   640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,320,000 (includes
           OWNED BY REPORTING PERSON:          640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.7%

    14     TYPE OF REPORTING PERSON:    CO
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


 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    JUSI HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
                  8   SHARED VOTING POWER:     4,320,000 (includes
  BENEFICIALLY                                 640,000 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
                 10   SHARED DISPOSITIVE       4,320,000 (includes
   PERSON WITH        POWER:                   640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,320,000 (includes
           OWNED BY REPORTING PERSON:          640,000 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.7%

    14     TYPE OF REPORTING PERSON:    CO
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               This Statement amends the Statement on Schedule 13D  (as
     previously amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by U.S. Industries, Inc. ("USI"), USI American Holdings, Inc. ("USIAH"), Jacuzzi Inc. ("Jacuzzi") and JUSI Holdings, Inc. ("JUSI") (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock") of Ground Round Restaurants, Inc., a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

     Item 4.   Purpose of Transaction.
               ----------------------

               On August 25, 1995, JUSI entered into an agreement (the "Shareholder Agreement") with GSB Holdings, Inc., a Delaware corporation ("GSB") which beneficially owns 640,000 shares of Common Stock, representing approximately 5.73% of the outstanding shares of Common Stock. David H. Clarke, who is the Chairman of the Board and Chief Executive Officer of USI, is a director and officer of GSB and a director, officer and controlling shareholder of GSB's parent corporation, Great South Beach Improvement Co.

               In the Shareholder Agreement, GSB agreed, among other things, that (i) GSB shall vote all shares of Common Stock beneficially owned by it in the same manner as JUSI shall vote with respect to such matter, as JUSI shall specify after consultation by JUSI with GSB, and (ii) GSB shall not sell, transfer or otherwise dispose of any shares of Common Stock to an unaffiliated third party except in the following circumstance: if JUSI enters into an agreement with an unaffiliated third party (a "Third Party") to sell, transfer or otherwise dispose of any shares of Common Stock, then at the direction of JUSI, GSB shall enter into an agreement with the Third Party on the same terms and conditions to sell the same percentage of the total number of shares of Common Stock owned by GSB as the percentage of shares of Common Stock owned by JUSI to be sold to the Third Party.

               In addition, in the Shareholders Agreement, JUSI agreed, among other things, that it shall not sell, transfer or otherwise dispose of any shares of Common Stock to an unaffiliated third party unless it shall have arranged for GSB to sell the same percentage of its shares of Common Stock to the third party on the same terms and conditions.





























     NYFS11...:\95\78595\0001\1664\13D8245P.080
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               The Shareholder Agreement shall terminate on September 30,
     1996, unless prior to such date the parties agree in writing to extend such term.

               The Shareholder Agreement has been filed as an exhibit to this Amendment and is incorporated herein by reference.

               Subject to the foregoing, the Beneficial Owners may determine to acquire or dispose of shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, subject to their continuing evaluation of the performance and prospects of the Company and upon other developments and circumstances including, without limitation, general economic, market and business conditions.

     Item 5.   Interest in Securities of the Issuer
               ------------------------------------

               As previously reported, JUSI may be deemed to be the direct beneficial owner of 3,680,000 shares of Common Stock, which constitute approximately 33.1% of the 11,173,421 shares of Common Stock reported to be outstanding by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 1995. In addition, by virtue of the agreements set forth in the Shareholder Agreement described in
     Item 4 of this Amendment, JUSI may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of, and accordingly may be deemed to beneficially own solely for purposes of this Schedule 13D, all 640,000 shares of Common Stock beneficially owned by GSB, which constitute approximately 5.73% of the outstanding shares of Common Stock.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer
               ----------------------------------------

               The information set forth in response to Item 4 is incorporated herein by reference.

     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               The following is filed herewith as an Exhibit to this
     Schedule 13D:

               8. Agreement, dated August 25, 1995 between JUSI Holdings, Inc. and GSB Holdings, Inc.



























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                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 29, 1995


                                   U.S. INDUSTRIES, INC.
                                   USI AMERICAN HOLDINGS, INC.
                                   JACUZZI INC.
                                   JUSI HOLDINGS, INC.



                                   By:  /s/ George H. MacLean
                                        -----------------------------------
                                        George H. MacLean
                                        Senior Vice President






















































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                                  EXHIBIT INDEX
                                  -------------

     Item No.                                         Page No.
     --------                                         --------

     8.   Agreement, dated August 25, 1995 between
          JUSI Holdings, Inc. and GSB Holdings, Inc.